UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 9)*

Under the Securities Exchange Act of 1934

USA Truck, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

902925106
(CUSIP Number)

Todd F. Carlson, Esq. General Counsel Knight Transportation, Inc. 20002 North 19th Avenue Phoenix, Arizona 85027
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2015
(Date of Event which Requires Filing of this Statement))

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Knight Capital Growth LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 719,682
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 719,682
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,682
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 902925106	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Knight Transportation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES	7.	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 719,682
EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 719,682
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 719,682
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14.	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 902925106	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This Amendment No. 9 to Schedule 13D (this “13D Amendment No. 9”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed on September 26, 2013, by Knight Transportation, Inc. (“Knight Transportation”) and Knight Capital Growth LLC (together with Knight Transportation, the “Knight Entities”), as amended by Amendment No.1 to the Original Schedule 13D filed on September 30, 2013, Amendment No. 2 to the Original Schedule 13D filed on October 15, 2013, Amendment No. 3 to the Original Schedule 13D filed on November 4, 2013, Amendment No. 4 to the Original Schedule 13D filed on February 4, 2014, Amendment No. 5 to the Original Schedule 13D filed on May 15, 2014, Amendment No. 6 to the Original Schedule 13D filed on August 4, 2014, Amendment No. 7 to the Original Schedule 13D filed on January 7, 2015 and Amendment No. 8 to the Original Schedule 13D filed on March 6, 2015 (“13D Amendment No. 8”). The Original Schedule 13D relates to the shares of common stock, par value $0.01 per share, issued by USA Truck, Inc. (“USA Truck” and such shares, the “Shares”). The address of the principal executive offices of USA Truck is 3200 Industrial Park Road, Van Buren, Arkansas. Capitalized terms used but not defined in this 13D Amendment No. 9 shall have the meanings ascribed to them in the Original Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons sold, in a series of open market transactions, an aggregate of 119,419 Shares between April 1, 2015 and June 18, 2015 in order to realize a return on their investment in USA Truck. As Knight Transportation has previously indicated, Knight Transportation may continue to own shares in USA Truck and will continue to consider its options in the future regarding its investment in USA Truck.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The following sets forth, as of the close of trading on June 18, 2015, the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the close of trading on June 18, 2015.

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of

Knight Transportation	719,682	6.8%	0	719,682	0	719,682

Knight Capital	719,682	6.8%	0	719,682	0	719,682

(1)	Knight Capital is the direct owner of 719,682 Shares and Knight Transportation is the sole member and owner of all of the outstanding equity interests of Knight Capital

(2)	Based on 10,649,775 Shares outstanding as of May 13, 2015, as reported on USA Truck’s Prospectus Supplement filed pursuant to Rule 424(b)(5) on May 15, 2015

CUSIP No. 902925106	13D	Page 5 of 7 Pages

The following table sets forth all transactions with respect to Shares effected after March 4, 2015, the last date for which transactions were reported on 13D Amendment No. 8.

Name of Reporting Person	Date of Transaction	Type of Transaction	Amount of Shares Sold	Price Per Share (1)
Knight Capital	4/1/2015	Open Market	4,256	$28.00
Knight Capital	4/2/2015	Open Market	744	$28.00
Knight Capital	4/10/2015	Open Market	9,800	$26.89
Knight Capital	4/13/2015	Open Market	3,200	$27.80
Knight Capital	4/14/2015	Open Market	2,000	$27.50
Knight Capital	4/15/2015	Open Market	10,000	$27.92
Knight Capital	4/17/2015	Open Market	1,100	$27.71
Knight Capital	4/20/2015	Open Market	8,900	$27.71
Knight Capital	4/21/2015	Open Market	10,000	$28.44
Knight Capital	4/24/2015	Open Market	5,000	$28.85
Knight Capital	5/7/2015	Open Market	2,015	$25.59
Knight Capital	5/8/2015	Open Market	304	$25.50
Knight Capital	5/11/2015	Open Market	700	$25.58
Knight Capital	5/12/2015	Open Market	1,400	$25.66
Knight Capital	6/11/2015	Open Market	3,800	$23.37
Knight Capital	6/12/2015	Open Market	3,700	$23.33
Knight Capital	6/15/2015	Open Market	12,500	$23.41
Knight Capital	6/16/2015	Open Market	10,000	$23.37
Knight Capital	6/17/2015	Open Market	9,100	$23.06
Knight Capital	6/18/2015	Open Market	20,900	$23.42

(1)	The aggregate of 4,256 Shares sold on April 1, 2015 were effected through multiple transactions each at $28.00 per Share.

The aggregate of 744 Shares sold on April 2, 2015 were effected through multiple transactions each at $28.00 per Share.

The aggregate of 9,800 Shares sold on April 10, 2015 were effected through multiple transactions at different prices per Share ranging from $26.75 to $27.08.  The indicated $26.89 price per Share represents the approximate weighted average price per Share for the aggregate of the 9,800 Shares sold.

The aggregate of 3,200 Shares sold on April 13, 2015 were effected through multiple transactions at different prices per Share ranging from $27.00 to $27.94.  The indicated $27.80 price per Share represents the approximate weighted average price per Share for the aggregate of the 3,200 Shares sold.

The aggregate of 2,000 Shares sold on April 14, 2015 were effected through multiple transactions each at $27.50 per Share.

The aggregate of 10,000 Shares sold on April 15, 2015 were effected through multiple transactions at different prices per Share ranging from $27.50 to $28.34.  The indicated $27.92 price per Share represents the approximate weighted average price per Share for the aggregate of the 10,000 Shares sold.

CUSIP No. 902925106	13D	Page 6 of 7 Pages

The aggregate of 1,100 Shares sold on April 17, 2015 were effected through multiple transactions at different prices per Share ranging from $27.65 to $27.78.  The indicated $27.71 price per Share represents the approximate weighted average price per Share for the aggregate of the 1,100 Shares sold.

The aggregate of 8,900 Shares sold on April 20, 2015 were effected through multiple transactions at different prices per Share ranging from $27.65 to $27.78.  The indicated $27.71 price per Share represents the approximate weighted average price per Share for the aggregate of the 8,900 Shares sold.

The aggregate of 10,000 Shares sold on April 21, 2015 were effected through multiple transactions at different prices per Share ranging from $28.25 to $28.53.  The indicated $28.44 price per Share represents the approximate weighted average price per Share for the aggregate of the 10,000 Shares sold.

The aggregate of 5,000 Shares sold on April 24, 2015 were effected through multiple transactions at different prices per Share ranging from $28.85 to $28.89.  The indicated $28.85 price per Share represents the approximate weighted average price per Share for the aggregate of the 5,000 Shares sold.

The aggregate of 2,015 Shares sold on May 7, 2015 were effected through multiple transactions at different prices per Share ranging from $25.50 to $25.82.  The indicated $25.59 price per Share represents the approximate weighted average price per Share for the aggregate of the 2,015 Shares sold.

The aggregate of 304 Shares sold on May 8, 2015 were effected through multiple transactions each at $25.50 per Share.

The aggregate of 700 Shares sold on May 11, 2015 were effected through multiple transactions at different prices per Share ranging from $25.52 to $25.64.  The indicated $25.58 price per Share represents the approximate weighted average price per Share for the aggregate of the 700 Shares sold.

The aggregate of 1,400 Shares sold on May 12, 2015 were effected through multiple transactions at different prices per Share ranging from $25.50 to $25.85.  The indicated $25.66 price per Share represents the approximate weighted average price per Share for the aggregate of the 1,400 Shares sold.

The aggregate of 3,800 Shares sold on June 11, 2015 were effected through multiple transactions at different prices per Share ranging from $23.30 to $23.54.  The indicated $23.37 price per Share represents the approximate weighted average price per Share for the aggregate of the 3,800 Shares sold.

The aggregate of 3,700 Shares sold on June 12, 2015 were effected through multiple transactions at different prices per Share ranging from $23.30 to $23.42.  The indicated $23.33 price per Share represents the approximate weighted average price per Share for the aggregate of the 3,700 Shares sold.

The aggregate of 12,500 Shares sold on June 15, 2015 were effected through multiple transactions at different prices per Share ranging from $22.95 to $23.93.  The indicated $23.41 price per Share represents the approximate weighted average price per Share for the aggregate of the 12,500 Shares sold.

The aggregate of 10,000 Shares sold on June 16, 2015 were effected through multiple transactions at different prices per Share ranging from $23.30 to $23.56.  The indicated $23.37 price per Share represents the approximate weighted average price per Share for the aggregate of the 10,000 Shares sold.

The aggregate of 9,100 Shares sold on June 17, 2015 were effected through multiple transactions at different prices per Share ranging from $22.95 to $23.45.  The indicated $23.06 price per Share represents the approximate weighted average price per Share for the aggregate of the 9,100 Shares sold.

The aggregate of 20,900 Shares sold on June 18, 2015 were effected through multiple transactions at different prices per Share ranging from $23.00 to $23.60.  The indicated $23.42 price per Share represents the approximate weighted average price per Share for the aggregate of the 20,900 Shares sold.

Knight Transportation undertakes to provide full information regarding each transaction described above to the staff of the United States Securities and Exchange Commission upon its request.

CUSIP No. 902925106	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2015

KNIGHT TRANSPORTATION, INC.

/s/ Kevin P. Knight
Name:	Kevin P. Knight
Title:	Executive Chairman

KNIGHT CAPITAL GROWTH LLC

/s/ Kevin P. Knight
Name:	Kevin P. Knight
Title:	Executive Chairman